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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   Check One:

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q  [ ] Form N-SAR

         For Period Ended:  August 31, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the transition period ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


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         Full Name of Registrant:   OAKHURST COMPANY, INC.

         Former Name if Applicable:

         2751 CENTERVILLE ROAD SUITE 3131
         Address of Principal Executive Office

         WILMINGTON, DELAWARE 19808
         City, State and Zip Code


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PART II - RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE


State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

On July 3, 2001, certain agreements were released from escrow, as a result of which the Company was relieved of significant debt obligations in return for relinquishing its 37.5% ownership interest in New Heights. On July 18, 2001, the Company completed a transaction in which it increased its equity investment in Sterling Construction Company ("Sterling") from 12% to 80.1%. In addition, the Company's subsidiary, Steel City Products, Inc., completed a refinancing of its revolving line of credit on July 13, 2001, which was amended in October 2001. Also, effective September 25, 2001, the Company changed its auditors to the firm that has heretofore performed the audit of Sterling. As a result of these various factors more time is needed to complete the second quarter Form 10-Q.



PART IV - OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

             Mr. Maarten Hemsley         781                  934-2219
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               (Name)                 (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                     [X]  Yes         [ ]  No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                     [X]  Yes         [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company expects that its net loss will approximate $750,000 for the quarter ended August 31, 2001, compared with a net loss of approximately $1.0 million in the prior fiscal year second quarter. Results of operations for the six months ended August 31, 2001 anticipate a net loss of $2.3 million compared with a net loss of $2.1 million in the comparable period of the prior year.

As indicated above, the Company was relieved of significant debt obligations in return for relinquishing its equity interest in New Heights. Results of operations in the current quarter now include results of Sterling Construction, in which the Company owns 80.1%. During the second quarter, a significant customer of the Company's subsidiary, Steel City Products, filed for bankruptcy, which resulted in an increase in the provision for doubtful accounts by approximately $460,000.

The Company's reported net worth, which was negative $12.0 million as at the end of its May 2001 quarter, is expected to be positive $2.0 million as at the end of its August 2001 quarter, as a result of the changes in its investments in New Heights and Sterling.



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                             OAKHURST COMPANY, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  October 15, 2001                      By:  /s/ Maarten Hemsley
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                                                Name:  Maarten Hemsley
                                                Title: Chief Financial Officer